

03012762

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VF 3-14-03

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 42515 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                          MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *DBA:* WESTERN PACIFIC SECURITIES INC.
*WP Securities Inc.*

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1233 W. Shaw, Suite 106
(No. and Street)

Fresno                         CA                            93711
(City)                         (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
           Leonard Ross                              559.226.5700
                                                                     (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

      Jewell & Langsdale
              (Name – *if individual, state last, first, middle name*)

1615 Bonanza Street, Suite 209, Walnut Creek, CA 94596
 (Address)                      (City)                     (State)                 (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, _Leonard Ruci_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Western Pacific Securities_ , as of _12 / 31_ , 20 _02_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_Shirley Lowe_
Notary Public  3-4-03

```
SHIRLEY LOWE
COMM. #1222682
NOTARY PUBLIC-CALIFORNIA
PRINCIPAL OFFICE IN
FRESNO COUNTY
My Commission Exp. May 28, 2003
```

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WP SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002
with
REPORT OF INDEPENDENT AUDITORS

## WP SECURITIES, INC.
## DECEMBER 31, 2002

### Index to Financial Statements and Supplemental Schedules

# Jewell & Langsdale

**Certified Public Accountants**

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 ○ Telephone (925) 935-1028, Fax (925) 935-1029

Irene T. Jewell, C.P.A.                                                      Wilbur M. Parker (1923-1992)
Gary R. Langsdale, C.P.A.

Report of Independent Auditors

The Board of Directors
WP Securities, Inc.

We have audited the accompanying statement of financial condition of WP Securities, Inc. as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WP Securities, Inc. at December 31, 2002 and 2001, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jewell & Langsdale

February 25, 2003

# WP SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2002 AND 2001

|  | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| | | |
| Current assets: | | |
| Cash | $ 23,873 | $ 1,129 |
| Receivables | 15,938 | 36,367 |
| Employee advances | 0 | 2,250 |
| Total current assets | 39,811 | 39,746 |
| | | |
| Furniture and equipment less | | |
| accumulated depreciation | 9,669 | 13,260 |
| | | |
| Other assets: | | |
| Deposits | 10,000 | 10,000 |
| | | |
| | $59,480 | $63,006 |
| | | |
| | | |
| **Liabilities and Stockholders' Equity** | | |
| | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 9,481 | $15,822 |
| Due to shareholders | 2,799 | 3,445 |
| Income taxes payable | 2,333 | 6,933 |
| Total current liabilities | 14,613 | 26,200 |
| | | |
| Stockholders' equity: | | |
| Common stock, | | |
| 100,000 shares authorized; | | |
| 50,000 shares issued | | |
| and outstanding | 5,000 | 5,000 |
| Retained earnings (deficit) | | |
| (restated November 15, 2001) | 39,867 | 31,806 |
| | 44,867 | 36,806 |
| | | |
| | $59,480 | $63,006 |

See accompanying notes.

# WP SECURITIES, INC.
## STATEMENT OF INCOME
### YEARS ENDING DECEMBER 31, 2002 AND 2001

|  | 2002 | 2001 |
|---|---|---|
| **Revenue:** | | |
| Commissions and fees | $ 11,057 | $148,929 |
| Other revenue | 151,177 | 271,754 |
| Total revenue | 162,234 | 420,683 |
| **Expenses:** | | |
| Payroll and consulting costs | 76,242 | 310,564 |
| Commissions, other broker-dealers | | 12,894 |
| Regulatory fees and expenses | | 1,304 |
| Office and other operating costs | 72,007 | 58,764 |
| Depreciation | 3,591 | 2,808 |
| Total expenses | 151,840 | 386,334 |
| Income before provision for income taxes | 10,394 | 34,349 |
| Provision for income taxes | 2,333 | 7,733 |
| Net income (loss) | $ 8,061 | $ 26,616 |
| Earnings (loss) per share of common stock | $ .16 | $ .53 |

See accompanying notes.

# WP SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### YEARS ENDING DECEMBER 31, 2002 AND 2001

|  | Common Stock | Retained Earnings (Deficit) |
|---|---|---|
| Balances at January 1, 2001 | $112,794 | $(102,604) |
| Reorganization of stockholders' equity during year ended December 31, 2001 | (107,794) | 107,794 |
| Net income for year ended December 31, 2001 |  | 26,616 |
| Balances at December 31, 2001 | 5,000 | 31,806 |
| Net income for year ended December 31, 2002 |  | 8,061 |
| Balances at December 31, 2002 | $ 5,000 | $ 39,867 |

See accompanying notes

-4-

# WP SECURITIES, INC.
## STATEMENT OF CASH FLOWS
### YEARS ENDING DECEMBER 31, 2002 AND 2001

|  | 2002 | 2001 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net income | $ 8,061 | $26,616 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: |  |  |
| Depreciation | 3,591 | 2,808 |
| Increase or decrease in assets and liabilities: |  |  |
| Receivables | 20,429 | (33,710) |
| Employee advances | 2,250 | (2,250) |
| Deposits |  | (7,500) |
| Due to shareholders | (646) | 3,445 |
| Accounts payable and accrued expenses | (6,341) | 15,822 |
| Income taxes payable | ( 4,600) | 6,933 |
| Total adjustments | 14,683 | (14,452) |
|  |  |  |
| Net cash provided (used) by operating activities | 22,744 | 12,164 |
|  |  |  |
| Cash flows from investing activities: |  |  |
| Furniture and equipment purchased | 0 | (13,859) |
|  |  |  |
| Net cash used by investing activities | 0 | (13,859) |
|  |  |  |
| Cash flows from financing activities: |  |  |
|  |  |  |
| Net cash provided by financing activities | 0 | 0 |
|  |  |  |
| Net increase (decrease) in cash | 22,744 | (1,695) |
|  |  |  |
| Cash balance: |  |  |
|  |  |  |
| Beginning of the year | 1,129 | 2,824 |
|  |  |  |
| End of the year | $23,873 | $ 1,129 |

See accompanying notes.

1.  Summary of significant accounting policies

    Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

    Reorganization of stockholders' equity – A quasi–reorganization of the retained earnings and common stock accounts occurred during the year ended December 31, 2001. The carrying values of assets were not affected by the restatement of stockholders' equity.

    Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

2.  Organization

    WP Securities, Inc. was organized as a corporation under the laws of California on March 12, 1990. During June 1990, the Company opened offices in Stockton and Walnut Creek and commenced operations as "Western Pacific Securities". The Stockton office was closed and a Fresno office was established during the year ended December 31, 2000. The Walnut Creek office closed during the year ended December 31, 2001 and operations are now conducted solely by the Fresno office of the Company. The Company is a full line securities firm eligible to operate and sell securities in the states of California and North Carolina.

    Effective December 31, 2000, ownership of 100% of the outstanding shares was transferred. The former stockholders remained with the Company as principals until November 15, 2001.

3.  Furniture and Equipment

    The cost of furniture and equipment at December 31, 2002 and 2001 was $13,858. Depreciation expense, based upon useful lives ranging from five to seven years, was $3,591 for the year ended December 31, 2002.

WP SECURITES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2002 included Federal and California tax of $2,333. For the year ended December 31, 2001, the provision for Federal and California income tax was $6,933.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the Company had net capital of $27,223, which was $22,223 in excess of its required net capital of $5,000.

SUPPLEMENTAL SCHEDULES

## Schedule I

## WP SECURITIES, INC.
### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### DECEMBER 31, 2002

Net Capital:

| | |
|---|---:|
| Total stockholders' equity | $44,867 |
| | |
| Deductions for non-allowable assets: | |
| Receivables | 7,975 |
| Furniture and equipment | 9,669 |
| | 17,644 |
| | |
| Net capital before haircuts on securities positions | 27,223 |
| | |
| Haircuts on other trading and investment securities | 0 |
| | |
| Net Capital | $27,223 |

Aggregate Indebtedness:

| | |
|---|---:|
| Accrued expenses payable included in statement of financial condition | $14,613 |

Computation of Basic Net Capital Requirement:

| | |
|---|---:|
| Minimum net capital required for Company | $ 5,000 |

| | |
|---|---:|
| Excess net capital | $22,223 |

| | |
|---|---:|
| Ratio: Aggregate indebtedness to net capital | .54 to 1 |

**NOTE:** The minimum net capital requirement was met by the Company's Computation of Net Capital and Computation of Basic Net Capital Requirement (included in Form X-17A-5 at December 31, 2002) and the minimum net capital shown above.

-9-

## Schedule II

## WP SECURITIES, INC.
### Computation for Determination of Reserve Requirements
### Under Rule 15c3-3 of the Securities and Exchange Commission
### DECEMBER 31, 2002

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

**WP SECURITIES, INC.**
**Information Relating to Possession on Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**DECEMBER 31, 2002**

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

# Jewell & Langsdale

**Certified Public Accountants**

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596-4530 • Telephone (925) 935-1028, Fax (925) 935-1029

**Irene T. Jewell, C.P.A.**                                                                                           **Wilbur M. Parker (1923-1992)**
**Gary R. Langsdale, C.P.A.**

Board of Directors
WP Securities, Inc.

In planning and performing our audit of the financial statements of WP Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jewell + Langsdale

February 25, 2003